2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
February 27, 2007	Trading Symbol TSX - PDL
AMEX - PAL

North American Palladium Reports Strong Fourth Quarter
and Year End 2006 Financial Performance

Highlights

This news release contains forward-looking statements. Reference should be made to
“Forward-looking Statements” at the end of this news release

•
Operating cash flow[1] for the year (before changes in non-cash working capital) improved considerably to $10.3 million from a negative $37.9 million in fiscal 2005. Cash flow in the most recent quarters of 2006 have sustained this positive trend with $11.0 million in the fourth quarter from a negative $6.9 million in the corresponding quarter of 2005. Operating cash flow before exploration expenses[1] was $22.1 million in fiscal 2006, compared with negative $29.9 million in 2005

•
Total revenues in 2006 increased by 72% to $159.2 million compared with $92.6 million in fiscal 2005 with significant revenue growth being achieved in each quarter over the previous year. In the fourth quarter of 2006, revenues almost doubled to $50.8 million compared with $25.6 million in the comparable period last year reflecting record level palladium and by-product metal production

•
Palladium production in the fourth quarter almost doubled that of 2005 reaching 73,242 ounces vs 36,833 ounces. For the 2006 fiscal year palladium production increased 34% to 237,338 ounces from 177,167 ounces in 2005 at an average head grade of 2.18 g/t Pd compared with 1.66 g/t Pd in 2005. The 2006 improvement is partially a result of the contribution of the higher grade ore from the underground operations that commenced commercial production in April 2006.  This led to a significant increase in palladium revenues in 2006 by 74% to almost $76 million from $43.4 million in 2005

•
By-product metal revenues reflected substantial increases in production and particularly nickel which, benefiting from stronger metal prices, more than doubled 2005 revenues. Revenues from nickel now account for over 20% of total revenue with palladium and platinum accounting for 48% and 15% respectively

•
Cash cost per ounce[1] of palladium produced net of by-product metal revenues and royalties, improved throughout the year and was US$108 per ounce for the fourth quarter compared with US$417 per ounce in the same quarter of 2005. For the year, the cash cost[1] improved to US $201 per ounce in 2006 compared with US $359 per ounce in 2005, reflecting the improved metals production as a result of the higher ore grades and better recoveries as well as a decrease in the open pit waste-to-ore strip ratio from 3.14:1 in 2005 to 2.26:1 in 2006

•
Net loss in the fourth quarter significantly improved to $7.4 million ($0.14 per share) from $11.0 million ($0.21 per share) in 2005, while for fiscal 2006 the net loss was reduced by $19.5 million to $34.1 million ($0.65 per share) from $53.6 million ($1.03 per share) in fiscal 2005. For the fourth quarter this loss is after exploration costs of $4.6 million and non cash items[1] (see table below) of $16.1 million and for fiscal 2006, after exploration costs of $11.8 million and non cash items[1] of $44.4 million

Results of Operations

The Company’s financial performance strengthened for the fourth consecutive quarter reflecting increased palladium and by-product metal production at its Lac des Iles open-pit and underground operations and higher commodity prices. Revenues during the quarter almost doubled to $50.8 million compared with $25.6 million in the comparable quarter last year. This reflected the substantial increase in core palladium production for the quarter to 73,242 ounces from 36,833 ounces in fourth quarter 2005. For the year ended 2006, palladium production increased 34% to 237,338 ounces from 177,167 ounces in 2005 at an average head grade of 2.18 g/t Pd compared with 1.66 g/t Pd in 2005. This helped generate a significant increase in palladium revenues in 2006 of over 74% to almost $76 million from $43.4 million in 2005.

By-product metal production during the quarter also increased substantially: platinum (+73% to 6,512 oz); gold (+75% to 5,108 oz); nickel (+63% to 864,442 lbs); and copper (+27% to 1,421,451 lbs). Combined with higher by-product metal prices throughout, revenues from by-product metal sales increased by 70% to $83.6 million in 2006 compared with $49.2 million in 2005, net of the effects of a strengthening Canadian dollar (US $0.88 in 2006 vs US $0.83 in 2005). Realized prices for by-product metals in 2006 (2005) were: platinum US $1,140 per oz (2005 - US $815); gold US $610 (2005 - US $442); nickel US $11.68 per lb (2005 - US $6.60); and copper US $3.02 per lb (2005 - US $1.50).

As a result, significant year over year revenue increases were achieved in all metals: platinum revenue rose 43% to $24.4 million; gold up 50% to $9.8 million; copper up almost 80% to $14.8 million and nickel up 108% to $33.3 million. Nickel revenue accounted for over 20% of total revenues with palladium and platinum accounting for 48% and 15% respectively.

In 2006, spot palladium prices averaged US $323 per ounce, starting the year at a low of US $270 per ounce and ending at US $338 per ounce. This compares with an average palladium spot price in 2005 of US $203 per ounce. With the expiry of the prior Palladium Sales Contract for physical deliveries as of June 30, 2005, all palladium production in 2005, with the exception of 6,403 ounces, was delivered at either the monthly average price in the month prior to delivery or the spot price on the day of delivery. Throughout fiscal 2006, the Company has been selling its monthly palladium production into the spot market, which for the year yielded a weighted average cash price of US $319 per ounce compared to the average price for 2005 of US $230 per ounce. The Company’s profitability remains highly levered to commodity price movements as no hedging instruments are currently in place on any of its metal production.

The consistent performance of the underground operations, which commenced commercial production in April 2006, has had a substantial impact on improved production and costs. During the fourth quarter, an average of 2,418 tonnes per day was extracted from the underground at a palladium head grade of 6.42 g/t. This improved the average blended palladium mill feed grade for Q4 2006 to 2.52 g/t compared with 1.47 g/t palladium in Q4 2005. During the fourth quarter of 2006, 1,179,644 tonnes of ore was processed by the mill (12,822 tonnes per day) at an average recovery rate of 76.9% compared with 1,100,540 tonnes (11,962 tonnes per day) in Q4 2005 at an average recovery rate of 70.7%. For fiscal 2006, a total of 4,570,926 tonnes of ore was processed (12,523 tonnes per day) compared with 4,780,599 tonnes processed in 2005 (13,097 tonnes per day) at an average recovery rate of 74.0% and 69.6% respectively.

Reflecting the increase in production together with continued strength in by-product metal prices, the cash cost per ounce1 of palladium produced during 2006, net of by-product metal revenues and royalties, declined to US $201 per ounce compared with US $359 per ounce in 2005. The cash cost per ounce1 in the fourth quarter was US $108 per ounce compared to Q4 2005 of US $417 and was consistently lower in each successive quarter of this year reflecting improved ore grades and metal recoveries. In addition, throughout the year a decrease in the open pit waste-to-ore strip ratio of 2.26:1 in 2006 compared with 3.14:1 in 2005.

As a result of the foregoing, the net loss realized in the fourth quarter of 2006 was significantly reduced to $7.4 million ($0.14 per share) from the net loss in the comparable quarter last year of $11.0 million ($0.21 per share). For the fiscal year 2006, the net loss continued to improve significantly to $34.1 million ($0.65 per share) from $53.6 million ($1.03 per share) in 2005 and $92.1 million ($1.79 per share) in fiscal 2004. This trend is expected to be sustainable in 2007, given the improved operating performance and an expectation that the current pricing environment will continue.

Selected Quarterly Financial Results

	Fourth Quarter		Fiscal Year
($ 000’s except per share amounts and cash cost per ounce1)	2006	2005	2006	2005
Total Revenue from Metal Sales	50,758	25,609	159,200	92,606
Payable Palladium	24,185	13,943	75,644	43,398
Platinum	6,642	3,974	24,436	17,144
Gold	3,201	1,564	9,844	6,568
Copper	3,294	2,130	14,825	8,284
Nickel	13,056	3,795	33,300	16,041
Other	380	203	1,151	1,171

Net Loss	(7,396)	(11,037)	(34,109)	(53,611)
Less:
Exploration costs	(4,572)	(3,701)	(11,831)	(7,927)
Amortization	(9,964)	(4,193)	(30,103)	(18,297)
Accretion on Convertible Notes	(3,938)	--	(10,090)	--
Other Non Cash Items[1]	(4,517)	48	(4,231)	2,546
Net Income (Loss) before Exploration & Non Cash Items[1]	15,595	(3,191)	22,146	(29,933)
Net Loss per share	(0.14)	(0.21)	(0.65)	(1.03)

Operating Cash flow[1] *	11,023	(6,892)	10,315	(37,860)
Cash Cost per ounce (US$)[1]	108	417	201	359

Wtd Avg shares o/s (000’s)	52,902	52,108	52,563	52,007

* (before changes in non-cash working capital)

Non-cash amortization increased to $30.1 million in 2006 compared to $18.3 million in 2005. The higher amortization is attributable to the 34% increase in palladium production, as well amortization of the investment in the underground development costs commenced in April 2006.

Exploration expense increased to $11.8 million in 2006 compared to $7.9 million in 2005. Included in 2006 is $6.8 million spent on exploration on the Arctic Platinum Projects (APP) in Finland. Costs associated with the APP project are being charged to exploration expense as they occur until it is determined that the project can be economically developed, at which time they will begin to be capitalized. In addition the Company continued its exploration of the Offset High Grade Zone at the Lac des Iles mine, where work has now commenced on an exploration drift from the current underground development in order to expedite further definition drilling in the zone to better define and increase confidence within the upper portion of the Offset High Grade Zone which is open along strike and down depth. Also work continues on the Shebandowan nickel, copper project where positive results from diamond drilling programs in 2005 and 2006 warrant further follow up.

The loss from mining operations in 2006 improved significantly to $18.1 million compared with a loss of $55.8 million in 2005, with the fourth quarter generating a small profit of $0.5 million compared to a loss of $11.4 million in 2005. These improvements were mainly attributable to the increase in production, as well as improved pricing for palladium and all the Company’s by-product metals.

Other income and expense, inclusive of interest income and expense, accretion expense on the convertible note and foreign exchange gains and losses, was an expense of $17.4 million in 2006 compared with $0.7 million in 2005. The increase in 2006 is mainly due to the recognition of non-cash accretion expenses of $10.1 million relating to the convertible notes payable that were issued in 2006. Interest expense on long-term debt was $5.0 million compared with $2.5 million in 2005 reflecting an increase in comparable interest rates and interest expense on the convertible notes issued in the first quarter of 2006.

An improvement of $48.2 million in cash provided by operations (operating cash flow1 before changes in non-cash working capital) in 2006 to $10.3 million compared with cash used in operations of $37.9 million in 2005 was largely attributable to the increase in palladium (34%) and by-product metal production and the stronger pricing of all metals, which more than offset increased operating costs. The increase in costs was mainly due to the start up of commercial levels of production for the underground operation and the expensing of the related operating costs, beginning in April. Changes in non-cash working capital required $44.1 million of cash in the current year as compared to providing $29.6 million in 2005 mainly related to the increase in the value of concentrate awaiting settlement (from 65,905 ounces in 2005 to 129,496 in 2006) as a result of the increased production.

Investing activities required $19.4 million of cash in 2006 compared with $35.4 million in 2005, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities.

The Company’s debt position increased to $74.9 million at December 31, 2006 compared with $46.3 million at December 31, 2005, due to the issuance of its Series I and II convertible notes in 2006. As at December 31, 2006, the Company had cash of approximately $3.2 million and working capital of $50.8 million compared with $15.0 million and $31.5 million in 2005 respectively. Subsequent to the fiscal year end, the Company entered into a platinum and palladium purchase agreement with Auramet Trading, LLC (see press release of February 5, 2007) which provides for receipt of advance payments, at NAP’s election, for an aggregate maximum amount of US$25.0 million at any one time. The facility puts the value of NAP’s in-process precious metals to work in a cost effective manner and improves liquidity to pursue its exploration programs. In addition, the Company has also completed a private placement of 550,000 flow through common shares at $11.00 per share in accordance with an agreement that closed on February 27, 2007.

(1) Operating cash flow, Cash cost per ounce, Net income (Loss) before exploration and Non cash items are non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore unlikely to be comparable to similar measures presented by other issuers. Investors can use these measurements as management does, as a basis for determining results from the Lac des Iles mining activities.

Outlook

Palladium production in 2007 is expected to continue to improve, with an estimated total production of 290,000 ounces of palladium, including a full year of production from the underground mine.

In 2007 the Company plans to further its growth campaign with approximately $15.0 million being allocated to exploration activities. The main focus will continue to be on the APP in Finland with the preliminary scoping study scheduled to be completed by the end of the first half of 2007. In addition, the Company continues to focus on the further definition of the Offset High Grade Zone at Lac des Iles and projects such as the advanced stage Shebandowan nickel/copper/PGE project. A key strategy moving forward will focus on the pursuit of quality PGM and nickel opportunities.

The Company believes that the surplus pressures of the early 2000’s have abated and the market has moved into a demand-driven pricing environment. This is being evidenced by increasing global catalytic demand fueled by growing low-tolerance emission legislation and rapid technological advances which exploit pricing differentials between palladium and platinum. With Russian exports more transparent and demand in the four major consumption areas increasing, demand likely will outpace supply over the long term.

Conference Call and Webcast

The Company will host its fourth quarter and year end 2006 Conference Call and Webcast at 8:30 am ET on Friday, March 2, 2007. The toll-free conference call dial-in number is 1-877-461-2814 and the local and overseas dial-in number is 416-695-9743. The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until March 30, 2007; toll-free at 1-888-509-0081; locally and overseas at 416-695-5275, access code # 640530.
.
Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions. This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “expect”, “will”, “continue”, “believe” and other similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at February 26, 2007; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms; (4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine, and surrounding region, and for exploration in Finland will proceed as expected. Other assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties”. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

North American Palladium’s Lac des Iles Mine is Canada’s only primary producer of platinum group metals and is among the largest open-pit/underground palladium mining operations in the world. The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Project in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewellery market, while continuing to have widespread application in the dental, electronics and chemical sectors.

Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.

For further information, please contact:

James Excell - President & CEO
Tel: (416) 360-7971 ext. 223
email: jexcell@napalladium.com

Michael Thompson - Manager Administration
and Senior Controller
Tel: (416) 360-7971 ext. 222
Email: mthompson@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-7971 ext. 226
email: dyoshimatsu@napalladium.com

North American Palladium Ltd.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	December 31
	2006	2005

Assets
Current Assets
Cash	$3,153	$15,031
Concentrate awaiting settlement, net	82,050	37,453
Taxes recoverable	145	--
Inventories	14,164	8,599
Crushed and broken ore stockpiles	7,134	7,267
Other assets	2,602	2,344
	109,248	70,694

Mining interests, net	146,617	159,523
Mine restoration deposit	8,041	7,247
Crushed and broken ore stockpiles	289	239
Deferred financing costs	962	654
	$265,157	$238,357
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$21,526	$16,392
Taxes payable	--	386
Future mining tax liability	149	--
Current portion of obligations under capital leases	2,104	2,323
Current portion of convertible notes payable	22,148	--
Current portion of long-term debt	6,662	6,664
Kaiser-Francis credit facility	5,827	13,407
	58,416	39,172
Mine restoration obligation	8,211	7,894
Obligations under capital leases	4,111	6,218
Convertible notes payable	23,062	--
Long-term debt	10,992	17,660
Future mining tax liability	381	202
	105,173	71,146
Shareholders’ Equity
Common share capital and purchase warrants	339,743	325,592
Equity component of convertible notes payable, net of issue costs	12,336	--
Contributed surplus	1,269	874
Deficit	(193,364)	(159,255)
Total shareholders’ equity	159,984	167,211
	$265,157	$238,357

North American Palladium Ltd.
Consolidated Statements of Loss and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)

	Year ended December 31
	2006	2005	2004

Revenue from metal sales	$159,200	$92,606	$185,204
Operating expenses
Production costs, excluding amortization and asset retirement costs	112,458	99,322	102,936
Smelter treatment, refining and freight costs	15,438	15,777	23,602
Insurance recovery	--	--	(7,148)
Amortization	30,103	18,297	36,296
Administrative	6,734	6,616	5,557
Exploration expense	11,831	7,927	2,479
Loss on disposal of equipment	194	--	277
Asset retirement costs	554	476	905
Write-down of mining interests	--	--	108,000
Total operating expenses	177,312	148,415	272,904

Loss from mining operations	(18,112)	(55,809)	(87,700)

Other income (expenses)
Interest on long-term debt, capital leases and convertible notes payable	(5,009)	(2,509)	(1,756)
Write-off of deferred financing costs	(504)	--	(788)
Foreign exchange gain (loss)	(1,759)	268	(340)
Interest income	801	1,641	494
Amortization of deferred financing costs	(586)	(43)	(414)
Accretion expense relating to convertible notes payable	(10,090)	--	--
Derivative income	--	--	213
Interest expense	(259)	(41)	(29)
Total other income (expenses)	(17,406)	(684)	(2,620)

Loss before income taxes	(35,518)	(56,493)	(90,320)
Provision for income taxes	(1,409)	(2,882)	1,790
Net loss for the year	(34,109)	(53,611)	(92,110)

Deficit, beginning of year	(159,255)	(105,644)	(13,534)
Deficit, end of year	$(193,364)	$(159,255)	$(105,644)

Net loss per share
Basic	$(0.65)	$(1.03)	$(1.79)
Diluted	$(0.65)	$(1.03)	$(1.79)
Weighted average number of shares outstanding - basic	52,562,939	52,006,548	51,379,542
Weighted average number of shares outstanding - diluted	52,562,939	52,006,548	51,379,542

North American Palladium Ltd.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except share and per share amounts)

	Year ended December 31
	2006	2005	2004

Cash provided by (used in)
Operations
Net loss for the year	$(34,109)	$(53,611)	$(92,110)
Operating items not involving cash
Accretion expense relating to convertible notes payable	10,090	--	--
Amortization	30,103	18,297	36,296
Amortization of deferred financing costs	586	43	414
Accrued interest on convertible notes	1,974	--	--
Accrued interest on mine restoration deposit	(194)	(74)	(40)
Unrealized foreign exchange gain	(419)	(1,433)	(3,687)
Loss on disposal of equipment	194	--	277
Asset retirement costs	554	476	905
Future income tax expense (recovery)	(739)	(3,286)	643
Write-off of deferred financing costs	504	--	788
Write-down of mining interests	--	--	108,000
Stock based compensation and employee benefits	1,771	1,728	573
	10,315	(37,860)	52,059

Changes in non-cash working capital	(44,104)	29,587	29,731
	(33,789)	(8,273)	81,790
Financing Activities
Issuance of convertible notes	41,037	--	--
Increase in long-term debt and credit facility	8,111	--	36,809
Deferred financing costs	(2,364)	--	(504)
Issuance of common shares	3,955	3,200	9,415
Repayment of long-term debt	(6,566)	(6,798)	(44,290)
Repayment of obligations under capital leases	(2,278)	(2,253)	(1,751)
Mine restoration deposit	(600)	(1,200)	(1,200)
	41,295	(7,051)	(1,521)
Investing Activities
Additions to mining interests	(19,384)	(35,415)	(28,728)
Proceeds on disposal of mining interests	--	15	451
Restricted cash equivalents	--	--	1,813
	(19,384)	(35,400)	(26,464)

Increase (decrease) in cash and cash equivalents	(11,878)	(50,724)	53,805
Cash and cash equivalents, beginning of year	15,031	65,755	11,950
Cash and cash equivalents, end of year	$3,153	$15,031	$65,755